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                    U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                     -----------------
NOTIFICATION OF LATE FILING                         | SEC FILE NUMBER |
                                                    |     33-35664    |
                                                     -----------------
                                                     -----------------
                                                    |  CUSIP NUMBER   |
                                                    |       N/A       |
(Check One)                                          -----------------

/ /Form 10-K  / /Form 20-F  / /Form 11-K  /X/Form 10-Q  / /Form N-SAR


    For Period Ended:  July 31, 1997
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    / / Transition Report on Form 10-K
    / / Transition Report on Form 20-F
    / / Transition Report on Form 11-K
    / / Transition Report on Form 10-Q
    / / Transition Report on Form N-SAR
    / / Money Market Fund Rule 30b3-1 Filing

    For the Transition Period ended:
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    Read Attached Instruction Sheet Before Preparing Form. Please Print or
Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A
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Part I - Registrant Information
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    Full Name of Registrant: Equipment Leasing Corporation of America
    Former Name if Applicable: N/A

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    Address of Principal Executive Office (Street and Number):
    Suite 76, 501 Silverside Road
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    City, State & Zip Code: Wilmington, DE  19809

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Part II - Rules 12b-25(b) and (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense,

    (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date, or the subject quarterly report or transition report on Form 10-Q or filing made by a money market fund pursuant to Rule 30b3-1, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date, and

    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable
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Part III - Narrative

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State below in reasonable detail the reasons why Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets if necessary).

    The subject report on Form 10-Q could not be filed without unreasonable effort or expense within the prescribed time period because information required for its completion and filing is not yet available due to circumstances arising from the recent filing by the Registrant of a Petition for Reorganization under Chapter 11 of the U.S. Bankruptcy Code with the Bankruptcy Court for the Eastern District of Pennsylvania on August 8, 1997. (File # 97-17000). Reference is made to the Registrant's report on Form 10-K for the fiscal year ended April 30, 1997 as filed on August 14, 1997. Objections to the appointment of professionals engaged to assist the Registrant with the legal and accounting issues associated with the bankruptcy filing were made by the U.S. Trustee, and were not withdrawn and the engagements approved by the Bankruptcy Court until September 4, 1997. As a result, the Registrant requires additional time to consult with its professionals and complete its analysis of the disclosure and financial accounting issues raised by the filing of the bankruptcy petition which may impact the reporting of the results of operations and financial condition of the Registrant as of July 31, 1997. Although the Registrant will attempt to file the Form 10-Q on or before the prescribed due date, it is highly unlikely that the Form 10-Q will be filed by such date. The precise filing date remains uncertain.

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Part IV - Other Information
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    (1) Name and telephone number of person to contact in regard to this notification

Kenneth S. Shapiro                          (610)          668-0707
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     (Name)                              (Area Code)  (Telephone Number)

    (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                         /X/ Yes    / / No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                         / / Yes    /X/ No

    If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                   Equipment Leasing Corporation of America
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                 (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  9/16/97                              /s/ William Shapiro
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                                            By:  William Shapiro, President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
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                                    ATTENTION

    Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

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